

June 13, 2011

<u>Via Facsimile</u>
David L. White
Chief Financial Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, California 95050

> **Re:** **NVIDIA Corporation**
> **Form 10-K for the Fiscal Year Ended January 30, 2011**
> **Filed March 16, 2011**
> **File No. 000-23985**

Dear Mr. White:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Jeffrey Jaramillo

      Jeffrey Jaramillo
      Accounting Branch Chief